Exhibit (a)(5)(D)

Beckman Coulter Extends Required Offer to Repurchase

Its Outstanding 2.50% Senior Convertible Notes due 2036

Brea, CA August 9, 2011 – Beckman Coulter, Inc. (the “Company”), an indirect wholly owned subsidiary of Danaher Corporation, announced today that its previously announced offer to repurchase (the “Offer”) all of its outstanding 2.50% Senior Convertible Notes due 2036 (the “Notes”) as required by the terms of the indenture governing the Notes (as supplemented) has been extended and will now expire at 5:00 p.m., New York City time, on Monday, August 29, 2011 (the “Designated Event Repurchase Date”). The Company is offering to repurchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon up to, but excluding, the Designated Event Repurchase Date. As a result of the extension of the Offer, the accrued and unpaid interest on each $1,000 in principal amount of the Notes to, but excluding, the Designated Event Repurchase Date will be $5.1389, and the repurchase price in the Offer per $1,000 in principal amount of the Notes will be $1,005.1389. All other terms and conditions of the Offer remain unchanged.

The right of holders of the Notes to require the Company to repurchase their Notes in the Offer is separate from the right of such holders to convert their Notes pursuant to the terms of the indenture.

The current right of the Holders to convert their Notes will expire on August 29, 2011, the new Designated Event Repurchase Date. Holders who elect to convert their Notes prior to the Designated Event Repurchase Date will receive $1,200.7467 in cash for every $1,000 principal amount of the Notes converted. THEREFORE, HOLDERS WHO ELECT TO HAVE THEIR NOTES REPURCHASED IN THE OFFER WILL RECEIVE LESS CASH THAN HOLDERS WHO ELECT TO CONVERT THEIR NOTES.

As of midnight, New York City time, at the end of August 8, 2011, no Notes had been validly tendered into the Offer. Furthermore, as of midnight, New York City time, at the end of August 8, 2011, $599,476,000 in aggregate principal amount of the Notes had been irrevocably converted, with $524,000 in aggregate principal amount of Notes remaining outstanding.

Wells Fargo Bank, National Association is the Depositary for the Offer. Holders with questions regarding the Offer may contact Wells Fargo Bank, National Association at (800) 344-5128. Holders may also call the information agent, Okapi Partners LLC, at (877) 274-8654 if they have questions regarding their conversion rights or the repurchase offer.

Notice to Investors

This announcement is neither an offer to repurchase nor a solicitation of an offer to sell the Notes in the Offer. The Offer is being made pursuant to a tender offer statement on Schedule TO filed by Beckman Coulter with the Securities and Exchange Commission (the “SEC”) on July 11, 2011, as amended through the date of this release. The tender offer statement (including an Offer to Repurchase) contains important information that should be read carefully before making any decision to tender the Notes in the Offer. Holders may obtain copies of the offer to repurchase free of charge at the SEC’s website (www.sec.gov) or the Depositary at the number listed above. In addition, free copies of the Offer to Repurchase will be made available by the Company by mail to c/o: Beckman Coulter, Inc., 250 S. Kraemer Blvd., Brea, CA 92821, Attention: Corporate Secretary.